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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.__ )*




                          RUSS BERRIE AND COMPANY, INC.
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                                (Name of Issuer)

                        Common Stock, $0.10 stated value
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                         (Title of Class of Securities)

                                   782233 10 0
                  --------------------------------------------
                                 (CUSIP Number)


             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           / /      Rule 13d-1(b)

                           /X/      Rule 13d-1(c)

                           / /      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 782233-10-0           SCHEDULE 13G

1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Myron Rosner

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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

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3.     SEC USE ONLY

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4.     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

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   NUMBER OF              5.       SOLE VOTING POWER
    SHARES
  BENEFICIALLY                     245,539
   OWNED BY               ------------------------------------------------------
     EACH                 6.       SHARED VOTING POWER
   REPORTING
    PERSON                         3,214,995
     WITH                 ------------------------------------------------------
                          7.       SOLE DISPOSITIVE POWER

                                   245,539
                          ------------------------------------------------------
                          8.       SHARED DISPOSITIVE POWER

                                   3,214,995

                          ------------------------------------------------------

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,460,534

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10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

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11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         17.4%

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12.    TYPE OF REPORTING PERSON*

         IN



*SEE INSTRUCTIONS



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Item 1(a).       Name of Issuer:

                 Russ Berrie and Company, Inc.

Item 1(b).       Address of Issuer's Principal Executive Offices:

                 111 Bauer Drive
                 Oakland, New Jersey 07436

Item 2(a).       Name of Person Filing:

                 Myron Rosner

Item 2(b).       Address of Principal Business Office or, if None, Residence:

                 90 Woodbridge Center Drive
                 Woodbridge, New Jersey 07095

Item 2(c).       Citizenship:

                 U.S.A.

Item 2(d).       Title of Class of Securities:

                 Common Stock, $0.10 stated value

Item 2(e).       CUSIP Number:

                 782233 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (certain items):

                 Not applicable



























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* This Schedule is being filed pursuant to Section 13(g) of the Securities
Exchange Act of 1934; its filing shall not be construed as an admission that the person filing the Schedule is the beneficial owner for the purposes of Section 16 of the Securities Exchange Act of 1934 of any of the shares stated in this Schedule to be beneficially owned by such person.




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Item 4.          Ownership:

                 (a)   Amount beneficially owned:

                       3,460,534*

                 (b)   Percent of class:

                       17.4%

                 (c)   Number of shares as to which such person has:

                       (i)   Sole power to vote or to direct the vote:

                             245,539

                       (ii)  Shared power to vote or to direct the vote:

                             3,214,995

                       (iii) Sole power to dispose or to direct the
                             disposition of:

                             245,539

                        (iv) Shared power to dispose or to direct the
                             disposition of:

                             3,214,995



Does not include (A) 140,633 shares held beneficially and of record by The Russell Berrie Foundation, a New Jersey nonprofit corporation, of which Mr. Rosner is a Co-Trustee and (B) 5,305,194 shares held of record by The Russell Berrie 1999 Charitable Remainder Trust for the benefit of Mr. Russell Berrie during his life and thereafter for the benefit of The Russell Berrie Foundation, a New Jersey nonprofit corporation. Mr. Rosner is not a trustee of, and has no power to revoke, The Russell Berrie 1999 Charitable Remainder Trust, but does have the right to remove the trustee and appoint a successor trustee.

Items 4(c)(i) and 4(c)(iii) include (A) 242,782 shares held of record by The Russell Berrie 1996 Annuity Trust, of which Mr. Rosner is a trustee possessing sole voting power and sole dispositive power with respect to the shares held by such trust and (B) 2,757 shares held in a roll-over IRA plan, of which Mr. Rosner has sole voting power and sole dispositive power with respect to the shares.

Items 4(c)(ii) and 4(c)(iv) include (A) 898,348 shares held of record by The Russell Berrie 1999 Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares (B) 2,000,000 shares held of record by The Russell Berrie 1999 Annuity Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares, (C) 126,541 shares held of record by The Leslie Berrie 1993 Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares, (D) 189,356 shares held of record by The Russell Berrie 1995 Annuity Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares and (E) 750 shares held by Mr. Rosner as joint tenant with his spouse, with respect to which Mr. Rosner has shared voting power and shared dispositive power. Mr. Rosner disclaims beneficial ownership of the shares set forth in clause (C) of the previous sentence.


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Item 5.          Ownership of Five Percent or Less of a Class:

                 Not applicable.

Item 6.          Ownership of More Than Five Percent on Behalf of Another
                 Person:

                 Russell Berrie has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, certain of the shares set forth in response to
                 Item 4(a).

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                 Not applicable

Item 8.          Identification and Classification of Members of the Group:

                 Not applicable

Item 9.          Notice of Dissolution of Group:

                 Not applicable

Item 10.         Certification:

                 "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      March 1, 2001
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                                                         (Date)


                                                   /s/ Myron Rosner
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                                                       (Signature)


                                                       Myron Rosner
                                            ------------------------------------
                                                          (Name)















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